UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39415

Vasta Platform Limited

(Exact name of registrant as specified in its charter)

Av. Paulista, 901, 5th Floor

Bela Vista

São Paulo – SP, 01310-100

Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
99.1.	Press release dated August 6, 2025 – Vasta Platform Limited announces today its financial and operating results for the second quarter of 2025.
99.2	Vasta Platform Limited Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2025, and for the six-month periods ended June 30, 2025 and 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vasta Platform Limited

By:	/s/ Guilherme Alves Mélega
	Name:	Guilherme Alves Mélega
	Title:	Chief Executive Officer

Date: August 6, 2025